Filed pursuant to Rule 433
Registration Statement No. 333-131266
Relating to Amendment No. 1 to Preliminary Pricing Supplement No. 113
dated September 29, 2006

GLOBAL MEDIUM-TERM NOTES, SERIES F Senior Notes

Pricing Sheet – October 10, 2006

90% Protected Equity-Linked Notes due October 31, 2008 Based on the Value of the Dow Jones EURO STOXX 50SM Index

Issue Price	:	$1,000 (100%) per Note
Aggregate Principal Amount	:	$4,150,000
Minimum Payment at Maturity	:	$900 per Note
Participation Rate	:	155%
Initial Index Value	:	3,960.67
Pricing Date	:	October 10, 2006
Original Issue Date (Settlement Date)	:	October 17, 2006
Index Valuation Date	:	October 29, 2008
Listing	:	None
CUSIP	:	61747S538
Agent	:	Morgan Stanley & Co. Incorporated
Agent’s Commissions	:	$15 per Note

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

“Dow Jones EURO STOXXSM” and “STOXXSM” are service marks of STOXX Limited. These service marks have been licensed for use by Morgan Stanley. The equity-linked notes are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the equity-linked notes.

Amendment No. 1 to Preliminary Pricing Supplement No. 113 dated September 29, 2006
Prospectus Supplement dated January 25, 2006
Prospectus dated January 25, 2006